SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 13, 2020

AFFILIATE OFFICES

—————-

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————-

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Ms. Celeste Murphy

Mr. Courtney Lindsay

Mr. Gary Newberry

Ms. Sasha Parikh

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (CIK No. 0001819580)
Registration Statement on Form F-1 (File No. 333-249747)

Dear Ms. Murphy, Mr. Lindsay, Mr. Newberry and Ms. Parikh:

On behalf of our client, Yatsen Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (“Registration Statement”) containing a preliminary prospectus with the estimated offering size and price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on October 30, 2020, and two copies of the filed exhibits.

Securities and Exchange Commission

November 13, 2020

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering promptly, and request that the Staff declare the effectiveness of the Registration Statement on or about November 18, 2020. The Company will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

* * * * *

Securities and Exchange Commission

November 13, 2020

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 10-6533-2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited
Donghao Yang, Chief Financial Officer, Yatsen Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Daying Zhang, Esq., Partner, Latham & Watkins LLP

3